Michael E. Tenta (650) 843-5636 mtenta@cooley.com	Via EDGAR

December 2, 2011

Securities and Exchange Commission

Attention:   Jim B. Rosenberg

   Lisa Vanjoske

   Tabatha Akins

100 F Street, N.E.

Washington, D.C. 20549

Re:	Onyx Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 23, 2011
File No. 000-28298

Ladies and Gentlemen:

On behalf of Onyx Pharmaceuticals, Inc. (the “Company”), this letter is being submitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 23, 2011, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2010.

Please be advised that the Company currently expects that it will provide its response to the Staff’s comment letter on or before December 22, 2011 and will further advise the Staff if it becomes unable to do so.

Please do not hesitate to contact me at (650) 843-5636 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Matthew K. Fust
Executive Vice President and Chief Financial Officer

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com